PIPER & MARBURY
                                  L.L.P.

                           Charles Center South
                          36 South Charles Street
                      Baltimore, Maryland  21201-3018
                      410-539-2530   Fax 410-539-0489

                              March 25, 1996

Goldman Sachs Equity Portfolios, Inc.
One New York Plaza
New York, New York  10004

     Re:  Goldman Sachs Equity Portfolios, Inc.

Dear Sirs:

     We have acted as Maryland counsel to Goldman Sachs Equity Portfolios, Inc. (the "Company"), in connection with the Company's filing of a Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the Company's fiscal year ended January 31, 1996. In that capacity, the Company has requested that we render certain opinions under paragraph (b)(1) of Rule 24f-2.

     In response to such request, we have examined the Company's charter and by-laws, a good-standing certificate recently issued by the State Department of Assessments and Taxation of Maryland, certificates of officers of the Company, a copy of the Rule 24f-2 Notice for the Company's fiscal year ended January 31, 1996 and such statutes, regulations, corporate records, and documents that we deemed necessary or advisable for purposes of the opinions set forth below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with originals of all documents submitted to us as copies.

     On the basis of the foregoing and of such other legal considerations that we deemed relevant, and limited in all respects to applicable Maryland law, we are of the opinion and advise you as follows:

     1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; and

     2. The 18,276,526 shares of Goldman Sachs Capital Growth Fund, the 5,959,674 shares of Goldman Sachs Select Equity Fund, the 3,294,324 shares of Goldman Sachs Small Cap Equity Fund, the 6,368,684 shares of the Goldman Sachs International Equity Fund, the 11,615,474 shares of Goldman Sachs Growth and Income Fund, the 2,686,379 shares of the Goldman Sachs Balanced Fund, the 6,028,027 shares of Goldman Sachs Asia Growth Fund and the
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9,093,903 shares of the Goldman Sachs Mid Cap Equity Fund or an aggregate of 63,322,991 shares of Common Stock of the Company, par value $.001 per share, reported by the Company to have been issued during its fiscal year ended January 31, 1996, were legally issued, fully paid and nonassessable.

     This opinion is intended solely for the benefit and use of the party to whom it is addressed and may not be used by any other person without the prior written consent of Piper & Marbury L.L.P., provided that we consent to the filing of this opinion with the Securities and Exchange Commission together with the Rule 24f-2 Notice referred to above.

                                   Very truly yours,

                                   Piper & Marbury L.L.P.

                                   Piper & Marbury L.L.P.